EXHIBIT 4.19

DESCRIPTION OF COMMON STOCK

O-I Glass, Inc., a Delaware corporation (the “Company,” “we” or “our”), currently has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, the Company’s common stock, par value $.01 per share (the “Common Stock”). The following summary includes a brief description of the Common Stock as well as certain related information.

The following summary does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”), and Amended and Restated Bylaws (the “Bylaws”).

General

Pursuant to the Certificate of Incorporation, the total number of shares of all classes of capital stock which the Company shall have authority to issue is three hundred million (300,000,000), consisting of two hundred and fifty million (250,000,000) shares of Common Stock, and fifty million (50,000,000) shares of preferred stock, par value $.01 per share (the “Preferred Stock”). The Common Stock is subject to the express terms of any series of Preferred Stock.  Each share of Common Stock shall be equal to every other share of Common Stock.

The authorized amount of shares of Common Stock and of Preferred Stock may, without a class or series vote, be increased or decreased from time to time by the affirmative vote of the holders of a majority of the combined voting power of the then-outstanding shares of capital stock of the Company that pursuant to the Certificate of Incorporation are entitled to vote generally in the election of directors of the Company, voting together as a single class.

Common Stock

Voting Rights

Each holder of Common Stock is entitled to one vote for each share owned of record on the election of directors and all other matters voted upon by stockholders, and, except as described below or as required by law, rule or regulation applicable to the Company, a majority in voting power of the stock present in person or represented by proxy and entitled to vote is required for all actions to be taken by stockholders. There are no cumulative voting rights in the election of directors. Each director to be elected by the stockholders is elected by the affirmative vote of a majority of the votes cast with respect to such director by the shares represented and entitled to vote therefore at a meeting of the stockholders for the election of directors at which a quorum is present. The quorum required at any stockholders meeting for consideration of any matter is a majority in voting power of the issued and outstanding shares of stock entitled to vote at the meeting, represented in person or by proxy. If the board of directors of the Company determines that the number of nominees exceeds the number of directors to be elected at such meeting, whether or not the election becomes an uncontested election after such determination, each of the directors to be elected at that meeting shall be elected by the affirmative vote of a plurality of the votes cast by the shares represented and entitled to vote at such meeting with respect to the election of such director.

Action shall be taken by the stockholders only at annual or special meetings of stockholders and stockholders may not act by written consent.

Dividend Rights

Subject to preferences that may be applicable to any outstanding Preferred Stock, the holders of Common Stock shall be entitled to receive such dividends as may be declared from time to time by our board of directors.

Classification of the Board of Directors

All of the directors of the Company shall be of one class and shall be elected annually for a term expiring at the next annual meeting. Each director shall serve until his successor is elected and qualified or until his death, retirement, resignation or removal. Except as may otherwise be provided pursuant to Article IV of the Certificate of Incorporation with respect to any rights of Preferred Stock, a director may be removed without cause by the affirmative vote of the stockholders holding at least 80% of the capital stock entitled to vote for the election of directors.

No provision imposing cumulative voting in the election of directors may be added, unless such action is approved by the affirmative vote of the holders of not less than 80% of all of the outstanding shares of capital stock of the Company entitled to vote generally in the election of directors.

Liquidation and Other Rights

In the event of a voluntary or involuntary liquidation, dissolution or winding-up of the Company, the holders of Common Stock are entitled to share ratably in the assets of the Company, if any, remaining after the payment of all debts and liabilities of the Company and the liquidation preference of any outstanding Preferred Stock.

The Common Stock has no pre-emptive rights and no redemption, sinking fund or conversion provisions.

Certain Other Provisions of Our Certificate of Incorporation and Bylaws

The following provisions of our Certificate of Incorporation and Bylaws could be deemed to have an anti-takeover effect and could delay, defer or prevent a takeover attempt that a stockholder might consider to be in the stockholders’ best interests.

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Advance notice of director nominations and matters to be acted upon at meetings. Our Bylaws contain advance notice requirements for nominations for election of directors to our board of directors and for proposing matters that can be acted upon by stockholders at stockholder meetings.

•	Amendment to Bylaws. Our Certificate of Incorporation also provides that our board of directors is expressly authorized to make, alter or repeal our Bylaws.
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Shareholder Actions.  Our Certificate of Incorporation also provides that action shall be taken by the stockholders only at annual or special meetings of stockholders and stockholders may not act by written consent.

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Removal of Board of Directors. Except as may otherwise be provided pursuant to Article IV of the Certificate of Incorporation with respect to any rights of Preferred Stock, a director may be removed without cause by the affirmative vote of the stockholders holding at least 80% of the capital stock entitled to vote for the election of directors.

•	Forum Selection Clause. Our Bylaws provide that unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery (the “Chancery Court”) of the State of

Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Company, (b) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Company to the Company or to the Company’s stockholders, (c) any action arising pursuant to any provision of the General Corporation Law of the State of Delaware, our Certificate of Incorporation or our Bylaws (as either may be amended from time to time), or (d) any action asserting a claim against the Company governed by the internal affairs doctrine under the laws of the State of Delaware.

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Preferred Stock: In the event of a proposed merger or tender offer, proxy contest or other attempt to gain control of us and not approved by our board of directors, it would be possible for the board to authorize the issuance of one or more series of Preferred Stock with voting rights or other rights and preferences which would impede the success of the proposed merger, tender offer, proxy contest or other attempt to gain control of us. This authority may be limited by applicable law, our Certificate of Incorporation, as it may be amended or restated from time to time, and the applicable rules of any stock exchanges upon which the Common Stock is listed at such time. The consent of our stockholders would not be required for any such issuance of Preferred Stock.